UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **May 18, 2012**

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**001-31403**	**52-2297449**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	**(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

(e)   On May 18, 2012, the following compensatory plans and arrangements of Pepco Holdings, Inc. (PHI) were approved.

Pepco Holdings, Inc. 2012 Long-Term Incentive Plan

In December 2011, the Board of Directors of PHI (the Board) adopted the Pepco Holdings, Inc. 2012 Long-Term Incentive Plan (the 2012 LTIP), subject to the approval of the 2012 LTIP by stockholders at PHI's 2012 Annual Meeting of Stockholders (the Annual Meeting). On May 18, 2012, the stockholders approved the 2012 LTIP at the Annual Meeting.

The purpose of the 2012 LTIP is to provide for long-term incentives to attract, retain and reward highly competent officers (including executive officers) and key employees of PHI and its subsidiaries, as well as directors of PHI who are not employees or officers of PHI or any subsidiary. For a description of the material terms and conditions of the 2012 LTIP (including the specific performance goal criteria set forth thereunder), see "Proposal 3: Approval of the Pepco Holdings, Inc. 2012 Long-Term Incentive Plan -- Summary of Terms of the 2012 LTIP" included in PHI's definitive Proxy Statement dated March 28, 2012 (the Proxy Statement), which description has been filed herewith as Exhibit 99.1 hereto and is incorporated by reference in response to this Item 5.02(e). Such description is qualified in its entirety by reference to the full text of the 2012 Plan, a copy of which is included as an exhibit to this Form 8-K.

On May 18, 2012, the Compensation/Human Resources Committee of the Board approved forms of restricted stock unit agreements to be used in connection with grants of time-based and performance-based restricted stock unit awards under the 2012 Plan to officers (including executive officers) and key employees of PHI and its subsidiaries. Each such form has been filed herewith as an exhibit to this Form 8-K.

Pepco Holdings, Inc. Amended and Restated Annual Executive Incentive Compensation Plan

In December 2011, the Board adopted the Pepco Holdings, Inc. Amended and Restated Annual Executive Incentive Compensation Plan (the EICP), effective as of January 1, 2012, which replaced in its entirety the terms of the prior Pepco Holdings, Inc. Annual Executive Incentive Compensation Plan. The EICP is a cash-based incentive program designed to align executive compensation with the performance of PHI and its subsidiaries. The EICP is also intended to, among other things, reinforce a high-performance culture at PHI by tying executive compensation to measurable achievement of participants. Awards under the EICP to certain of PHI's executive officers covered by Section 162(m) are intended to allow the deduction thereof for Federal income tax purposes under Section 162(m).

PHI has selected participants in the EICP and assigned them opportunities and performance goals with respect to the 2012 calendar year, subject to stockholder approval of the EICP at the Annual Meeting. For a description of the terms and conditions of the EICP (including the specific performance goal criteria set forth thereunder), see "Proposal 5: Approval of the Pepco Holdings, Inc. Amended and Restated Annual Executive Incentive Compensation Plan -- Summary of Terms of the Amended EICP" in the Proxy Statement, which description has been attached as Exhibit 99.2 hereto and is incorporated by reference in response to this Item 5.02(e). Such description is qualified in its entirety by reference to the full text of the EICP, a copy of which is included as an exhibit to this Form 8-K.

Item 5.07   Submission of Matters to a Vote of Security Holders.

(a)   The Annual Meeting was held on May 18, 2012.

(b)   PHI's stockholders elected 12 directors, each to serve a one-year term that expires at PHI's 2013 annual meeting of stockholders, and until such director's successor is elected and qualified. The votes regarding this proposal were as follows:

	Votes Cast For	Votes Withheld	Broker Non-Votes
Jack B. Dunn, IV	121,662,613	6,079,485	48,444,991
Terence C. Golden	124,748,447	2,993,651	48,444,991
Patrick T. Harker	122,168,162	5,573,936	48,444,991
Frank O. Heintz	122,170,538	5,571,560	48,444,991
Barbara J. Krumsiek	122,103,608	5,638,490	48,444,991
George F. MacCormack	124,801,602	2,940,496	48,444,991
Lawrence C. Nussdorf	124,803,244	2,938,854	48,444,991
Patricia A. Oelrich	124,933,292	2,808,806	48,444,991
Joseph M. Rigby	121,891,114	5,850,984	48,444,991
Frank K. Ross	121,990,268	5,751,830	48,444,991
Pauline A. Schneider	123,962,083	3,780,015	48,444,991
Lester P. Silverman	124,905,394	2,836,704	48,444,991

PHI's stockholders approved, on an advisory (non-binding) basis, a resolution indicating their support for PHI's executive compensation. The votes regarding this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
113,965,312	11,505,457	2,271,330	48,444,991

PHI's stockholders approved the 2012 LTIP. The votes regarding this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
115,408,316	10,511,077	1,822,705	48,444,991

PHI's stockholders approved the performance goal criteria under the Pepco Holdings, Inc. Long-Term Incentive Plan. The votes regarding this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
116,831,765	9,071,277	1,839,056	48,444,991

PHI's stockholders approved the EICP. The votes regarding this proposal were as follows:

For	Against	Abstain	Broker Non-Votes
115,492,635	10,028,694	2,220,769	48,444,991

PHI's stockholders ratified the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm of PHI for 2012.

For	Against	Abstain	Broker Non-Votes
171,847,536	3,050,472	1,289,082	0

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description of Exhibit	Reference
10.1	Pepco Holdings, Inc. 2012 Long-Term Incentive Plan	Exhibit 10.29 to PHI's Form 10-K, 2/24/12
10.2	Pepco Holdings, Inc. Amended and Restated Annual Executive Incentive Compensation Plan	Exhibit 10.30.1 to PHI's Form 10-K, 2/24/12
10.3	Form of Restricted Stock Unit Agreement (Time-Vested) under the 2012 LTIP	Filed herewith.
10.4	Form of Restricted Stock Unit Agreement (Performance-Based/162(m)) under the 2012 LTIP	Filed herewith.
10.5	Form of Performance-Based Restricted Stock Unit Agreement (Performance-Based/Non-162(m)) under the 2012 LTIP	Filed herewith.
99.1	Description of Material Terms and Conditions of the 2012 LTIP (excerpted from pages 70 to 80 of the Proxy Statement)	Filed herewith.
99.2	Description of Material Terms and Conditions of the EICP (excerpted from pages 89 to 93 of the Proxy Statement)	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

Date: May 18, 2012

/s/ JOSEPH M. RIGBY

Name: Joseph M. Rigby
Title: Chairman, President and
       Chief Executive Officer

INDEX TO EXHIBITS FILED HEREWITH

Exhibit No.	Description of Exhibit	Reference
10.1	Pepco Holdings, Inc. 2012 Long-Term Incentive Plan	Exhibit 10.29 to PHI's Form 10-K, 2/24/12
10.2	Pepco Holdings, Inc. Amended and Restated Annual Executive Incentive Compensation Plan	Exhibit 10.30.1 to PHI's Form 10-K, 2/24/12
10.3	Form of Restricted Stock Unit Agreement (Time-Vested) under the 2012 LTIP	Filed herewith.
10.4	Form of Restricted Stock Unit Agreement (Performance-Based/162(m)) under the 2012 LTIP	Filed herewith.
10.5	Form of Performance-Based Restricted Stock Unit Agreement (Performance-Based/Non-162(m)) under the 2012 LTIP	Filed herewith.
99.1	Description of Material Terms and Conditions of the 2012 LTIP (excerpted from pages 70 to 80 of the Proxy Statement)	Filed herewith.
99.2	Description of Material Terms and Conditions of the EICP (excerpted from pages 89 to 93 of the Proxy Statement)	Filed herewith.